EXHIBIT 99.4

Unaudited Condensed Interim Consolidated Financial Statements

For the three and six months ended June 30, 2025 and 2024

Aura Minerals Inc.

Unaudited Condensed Interim Consolidated Statements of Income (loss)

For the three and six months ended June 30, 2025 and 2024

Expressed in thousands of United States dollars, except share and per share amounts

	Note	Three-month period ended June 30, 2025	For the three months ended June 30, 2024	Six-month period ended June 30, 2025	For the six months ended June 30, 2024
Net revenue	19	190,436	134,411	352,240	266,489
Cost of goods sold	20	(86,497)	(83,103)	(169,873)	(168,500)
Gross Profit		103,939	51,308	182,367	97,989

General and administrative expenses	21	(11,284)	(7,531)	(20,920)	(15,810)
Exploration expenses	22	(1,714)	(2,951)	(3,090)	(4,893)
Operating income		90,941	40,826	158,357	77,286

Finance expense	23	(59,630)	(45,102)	(181,241)	(79,197)
Other income (expenses)		61	1	(693)	(593)
Profit before income taxes		31,372	(4,275)	(23,577)	(2,504)

Current income tax expense	14	(29,551)	(14,612)	(50,365)	(24,755)
Deferred income tax expense	14	6,326	(6,888)	8,840	(7,733)

Profit/(loss) for the period		8,147	(25,775)	(65,102)	(34,992)

Weighted average numbers of common shares outstanding
Basic	31	74,328,457	72,342,498	73,771,206	72,290,638
Diluted	31	75,199,163	72,342,498	73,771,206	72,290,638

Income (loss) per share - Basic	31	0.11	(0.36)	(0.88)	(0.48)
Income (loss) per share - Diluted	31	0.11	(0.36)	(0.88)	(0.48)

The accompanying notes form an integral part of these Unaudited Condensed Interim Consolidated Financial Statements.

2 | Aura Minerals Inc.

Aura Minerals Inc.

Unaudited Condensed Interim Consolidated Statements of Other Comprehensive Income (loss)

For the three and six months ended June 30, 2025 and 2024

Expressed in thousands of United States dollars

	For the three months ended June 30, 2025	For the three months ended June 30, 2024	For the six months ended June 30, 2025	For the six months ended June 30, 2024

(Loss)/Profit for the period	8,147	(25,775)	(65,102)	(34,992)
Other comprehensive income:
Items that are or may be reclassified subsequently to profit or loss
Change in the fair value of cash flow hedge, net of tax	5	(865)	2,591	(1,176)
Loss on foreign exchange translation of subsidiaries	1,049	(597)	1,011	(1,126)

Items that will not be reclassified to profit or loss
Change in the fair value of equity investments	(143)	(194)	193	(655)
Actuarial gain on post-employment benefit, net of tax	294	—	294	—
Other comprehensive income (loss), net of tax	1,205	(1,656)	4,089	(2,957)
Total comprehensive income (loss)	9,352	(27,431)	(61,013)	(37,949)

Items above are stated net of tax and the related taxes are disclosed in note 14 (b).

The accompanying notes form an integral part of these Unaudited Condensed Interim Consolidated Financial Statements.

3 | Aura Minerals Inc.

Aura Minerals Inc.

Unaudited Condensed Interim Consolidated Statements of Cash Flow

For the six months ended June 30, 2025 and 202

Expressed in thousands of United States dollars

	Note	For the six months ended June 30, 2025	For the six months ended Jun 30, 2024
Cash flows from operating activities
Loss for the period		(65,102)	(34,992)
Items adjusting loss of the period	24(a)	237,832	132,015
Changes in working capital	24(b)	(10,763)	(17,133)
Income tax paid		(39,444)	(11,434)
Other current and non-current assets and liabilities	24(c)	(1,430)	11,008
Net cash generated by operating activities		121,093	79,464

Cash flows from investing activities
Purchase of property, plant and equipment		(102,050)	(53,278)
Acquisition of investment – Bluestone Resources	5	(18,538)	—
Acquisition of investment – Altamira	10	(439)	—
Net cash used in investing activities		(121,027)	(53,278)

Cash flows from financing activities
Proceeds received from loans and debentures	24(e)	—	34,000
Repayment of loans and debentures	24(e)	(20,602)	(23,312)
Derivative settlement- debt swap agreements		2,582	2,868
Derivative fee		—	(13,522)
Interest paid on loans and debentures	24(e)	(21,172)	(17,698)
Payment of liability (NSR agreement)		(1,594)	(1,210)
Principal and interest payments of lease liabilities	17(b)	(9,361)	(8,680)
Repayment of other liabilities	17(a)	(981)	(825)
Payment of dividends	27	(48,144)	(25,339)
Proceeds from exercise of stock options		—	100
Acquisition of treasury shares		(1,200)	(3,458)
Net cash used in financing activities		(100,472)	(57,076)

(Decrease) in cash and cash equivalents		(100,406)	(30,890)
Effect of foreign exchange (loss) on cash equivalents		(1,845)	(14,442)
Cash and cash equivalents, beginning of the year		270,189	237,295
Cash and cash equivalents, end of the period		167,938	191,963

The accompanying notes form an integral part of these Unaudited Condensed Interim Consolidated Financial Statements.

4 | Aura Minerals Inc.

Aura Minerals Inc.

Unaudited Condensed Interim Consolidated Statements of Financial Position

As of June 30, 2025 and December 31, 2024

Expressed in thousands of United States dollars

	Note	June 30, 2025	December 31, 2024
ASSETS
Current
Cash and cash equivalents	6	167,938	270,189
Accounts receivables	7	4,826	15,835
Value added taxes and other recoverable taxes	8	21,292	19,901
Inventories	9	80,034	57,943
Derivative financial instrument	25	5,395	—
Other receivables and assets	10	21,560	25,467
Total current		301,045	389,335

Non-current
Value added taxes and other recoverable taxes	8	46,329	40,596
Inventories	9	23,025	19,386
Other receivables and assets	10	4,319	4,943
Property, plant and equipment	11	762,566	610,784
Deferred income tax assets	14	28,639	15,218
Total non-current		864,878	690,927
		1
Total assets		1,165,923	1,080,262

LIABILITIES
Current
Trade and other payables	12	111,156	98,067
Derivative financial instruments	25	26,654	19,302
Loans and debentures	13	78,786	82,007
Liability measured at fair value		4,850	3,362
Current income tax liabilities	14	28,507	31,618
Current portion of other liabilities	17	14,939	14,190
Liabilities directly associated with assets classified as held for sale		2,757	2,757
Total current		267,649	251,303

Non-current
Loans and debentures	13	375,107	361,097
Liability measured at fair value		17,689	14,387
Derivative financial instruments	25	222,901	120,188
Deferred income tax liabilities	14	35,925	31,583
Provision for mine closure and restoration	15	64,470	50,573
Other provisions	16	28,467	17,144
Other liabilities	17	13,951	11,032
Total non-current		758,510	606,004

SHAREHOLDERS’ EQUITY	18
Share capital		633,271	599,200
Contributed surplus		55,669	55,596
Accumulated other comprehensive income		(4,812)	(723)
Accumulated losses		(544,364)	(431,118)
Total equity		139,764	222,955

Total liabilities and equity		1,165,923	1,080,262

Approved on behalf of the Board of Directors: “Stephen Keith”	“Rodrigo Barbosa”
Stephen Keith, Director	Rodrigo Barbosa, President & CEO

The accompanying notes form an integral part of these Unaudited Condensed Interim Consolidated Financial Statements.

5 | Aura Minerals Inc.

Aura Minerals Inc.

Unaudited Condensed Interim Consolidated Statements of Changes in Equity

For the six months ended June 30, 2025 and 2024

Expressed in thousands of United States dollars, except share amounts

	Number of Common Shares	Share Capital	Contributed Surplus	Accumulated Other Comprehensive Income	Accumulated losses	Total Equity
At December 31, 2024	72,399,495	599,200	55,596	(723)	(431,118)	222,955
Issuance of new shares	2,226,008	35,271	—	—	—	35,271
Shared based compensation	—	—	73	—	—	73
Acquisition of treasury shares / Cancellation of shares	(96,141)	(1,200)	—	—	—	(1,200)
Change in the fair value of cash flow hedge, net of tax	—	—	—	(2,591)	—	(2,591)
Gain on foreign exchange translation of subsidiaries	—	—	—	(1,011)	—	(1,011)
Change in the fair value of equity investments	—	—	—	(193)	—	(193)
Actuarial (loss) on post-employment benefit, net of tax	—	—	—	(294)	—	(294)
Loss for the period	—	—	—	—	(65,102)	(65,102)
Dividends paid (note 27)	—	—	—	—	(48,144)	(48,144)
At June 30, 2025	74,529,362	633,271	55,669	(4,812)	(544,364)	139,764

	Number of Common Shares	Share Capital	Contributed Surplus	Accumulated Other Comprehensive Income	Accumulated losses	Total Equity
At December 31, 2023	72,237,003	612,299	55,478	5,179	(358,154)	314,802
Shared based compensation	196,450	136	16	—	—	152
Acquisition of treasury shares / Cancellation of shares	(34,908)	(3,458)	—	—	—	(3,458)
Change in the fair value of cash flow hedge, net of tax	—	—	—	(1,176)	—	(1,176)
Gain on foreign exchange translation of subsidiaries	—	—	—	(1,126)	—	(1,126)
Change in fair value of investment and liability measured at fair value	—	—	—	(655)	—	(655)
Loss for the period	—	—	—	—	(34,992)	(34,992)
Dividends paid (note 27)	—	—	—	—	(25,339)	(25,339)
At June 30, 2024	72,398,545	608,977	55,494	2,222	(418,485)	248,208

The accompanying notes form an integral part of these Unaudited Condensed Interim Consolidated Financial Statements.

6 | Aura Minerals Inc.

Aura Minerals Inc.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

For the three and six months ended June 30, 2025

Expressed in thousands of United States dollars, except where otherwise noted.

1       NATURE OF OPERATIONS

Aura Minerals Inc. (“Aura Minerals”, “Aura”, or the “Company”) is a mid-tier gold and copper production company focused on the operation and development of gold and base metal projects in the Americas.

Aura Minerals Inc. is a public company whose common shares are listed on the Toronto Stock Exchange (Symbol: ORA), its Brazilian Depositary Receipts, each representing one common share, are listed on the B3 – Brasil, Bolsa Balcão (Symbol: AURA33). Aura is incorporated under the BVI Business Companies Act, 2004 (British Virgin Islands). Aura’s registered office is located at Craigmuir Chambers, Road Town, Tortola, VG1110, British Virgin Islands. Aura maintains a head office through its wholly owned subsidiary Aura Technical Services Inc., at 3390 Mary St, Suite 116, Coconut Grove, Miami, FL, 33133, United States of America. Subsequent to June 30, 2025, the Company’s common shares commenced trading on the Nasdaq Global Select Market under the ticker symbol “AUGO” on July 17, 2025. See Note 32 – Subsequent Events.

Aura’s controlling party is Northwestern Enterprises Ltd (“Northwestern”), a company beneficially owned by the Chairman of the board of directors of Aura (the “Board”).

These unaudited condensed interim consolidated financial statements (the “financial statements”) were approved by the Board of Directors on August 5, 2025.

2       BASIS OF PREPARATION AND PRESENTATION

The Unaudited condensed interim consolidated financial statements of the Company have been prepared in accordance with IAS 34 – Interim Financial Reporting, as issued by International Accounting Standard Board (IASB). These Unaudited condensed interim consolidated financial statements should be read in conjunction with Aura’s annual consolidated financial statements for the year ended December 31, 2024, ("2024 Annual Financial Statements").

The accounting policies followed in these Unaudited condensed interim consolidated financial statements are consistent with those disclosed in Note 3 of 2024 Annual Financial Statements, except for those new or revised standards adopted as of January 1, 2025 as is the case with the amendments to IAS 21 – Effects of Changes in Foreign Exchange Rates. As disclosed in the 2024 Annual Financial Statements, these amendments have not had a significant impact on the Company’s unaudited condensed interim consolidated financial statements.

The functional currency of Aura and the majority of its subsidiaries is the United States Dollar (“US Dollar”) except for a non material service company in Mexico which has a functional currency of Mexican Pesos (“MXN Pesos”) and certain non material Brazilian subsidiaries in Brazilian Reais (“BRL Reais”). All values in the consolidated financial statements are rounded to the nearest thousand.

7 | Aura Minerals Inc.

Aura Minerals Inc.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

For the three and six months ended June 30, 2025

Expressed in thousands of United States dollars, except where otherwise noted.

3       ACCOUNTING STANDARDS ISSUED BUT NOT YET EFFECTIVE

A number of new accounting standards are effective for annual reporting periods beginning after January 1, 2025 and earlier application is permitted.

A – IFRS Presentation and disclosure in financial statements

IFRS 18 will replace IAS 1 Presentation of Financial Statements and applies for annual reporting periods beginning on or after January 1, 2027. The new standard introduces the following key new requirements:

-	Entities are required to classify all income and expenses into five categories in the statement of profit and loss, namely the operating, investing, financing, discontinued operations and income tax categories. Entities are also required to present a newly defined operating profit subtotal. Entities’ net profit will not change.

-	Management defined performance measures (“MPMs”) are disclosed in a single note in the financial statements.

-	Enhanced guidance is provided on how to group information in the financial statements.

In addition, all entities are required to use the operating profit subtotal as the starting point for the statement of cash flows when presenting operating cash flows under the indirect method.

The Company is in the process of assessing the impact of the new standard, particularly with respect to the structure of the Company´s statement of profit and loss, the statement of cash flows and the additional disclosures required for MPMs. The Company is also assessing the impact on how information is grouped in the financial statements, including for the items currently labelled as ‘other’.

B – Other accounting standards

The following new amended accounting standard is not expected to have a significant impact on the Company´s consolidated financial statements.

-	Classification and Measurement of Financial Instruments (Amendment to IFRS 9 and IFRS 7).

4       SIGNIFICANT ACCOUNTING ESTIMATES AND JUDGEMENTS

The preparation of the consolidated financial statements requires management to make estimates and judgements and to form assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent liabilities. Management’s estimates and judgements are continually evaluated and are based on historical experience and other factors that management believes to be reasonable under the circumstances. Actual results may differ from these estimates.

8 | Aura Minerals Inc.

Aura Minerals Inc.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

For the three and six months ended June 30, 2025

Expressed in thousands of United States dollars, except where otherwise noted.

The Company has identified critical accounting policies under which significant judgements, estimates and assumptions are made and where actual results could differ from these estimates under different assumptions and conditions and could materially affect the Company’s financial results or statements of financial position reported in future periods.

Please refer to Note 4 of the 2024 Annual Financial Statements for a summary of the significant accounting estimates and judgements which are consistent with those in the preparation of the financial statements. Management’s estimates and judgements are evaluated quarterly and are based on historical experience and other factors that management believes to be reasonable under the circumstances. Actual or future results may differ from these estimates.

5       ACQUISITIONS

a)	Asset acquisition– Bluestone Resources (“Bluestone”)

In December 2024, the Company acquired, at market value, 5,500,000 shares of Bluestone, representing 3.62% of its total shares, for a total consideration of $1,327. The acquisition was valued based on the quoted market price of Bluestone’s shares on the Canadian stock exchange at the acquisition date and was recorded as an investment under other non-current assets (see Note 10).

On January 13, 2025, Aura completed the acquisition of control of Bluestone, acquiring all remaining 96.38% shares for an additional amount of $40,299 as follows:

- Cash Consideration = $18,342 (equivalent to C$26,255)

- Non-Cash Consideration = $12,503

Aura issued 1,007,186 common shares to Bluestone´s former shareholders (0.0183 common shares of Aura for each Bluestone Share held). The shares were valued based on the quoted market price of Aura’s shares on the Canadian stock exchange at the acquisition date.

- Contingent Value Rights (CVRs) = $9,120 (C$13,111) (note 16)

The fair value of the CVRs was determined based on three fixed annual payments, contingent upon the achievement of commercial production, defined as when either: (i) Aura announces that commercial production at Cerro Blanco has been achieved, or (ii) it has operated for 90 consecutive days with 80% or more of used capacity.

The fair value of the CVRs was determined using a probability-weighted discounted cash flow model. This model incorporated management’s current estimates of the probability of achieving commercial production, the expected timing of it and the contractual payout structure. The expected payments were discounted to present value using a 7.4% discount rate.

- Capitalized Acquisition Costs = $334

These costs, consisting of legal and consulting fees paid in January 2025, were capitalized as part of the investment in accordance with applicable accounting standards.

9 | Aura Minerals Inc.

Aura Minerals Inc.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

For the three and six months ended June 30, 2025

Expressed in thousands of United States dollars, except where otherwise noted.

Upon the closing of the transaction, Bluestone's assets primarily consisted of mineral properties. Given that Bluestone did not have processes capable of generating outputs, it did not meet the definition of a business under the applicable accounting standards. As a result, the transaction has been treated as an asset acquisition.

The table below summarizes the financial information of the investment as of January 13, 2025 (acquisition date):

		Book value	Fair value allocation	Fair value acquired
Assets acquired	Cash and cash equivalents	138	—	138
	Other assets	687	—	687
	Property, plant and equipment (Note 11)	52,487	22,734	75,221

Liabilities assumed	Trade and other payables	761	—	761
	Other liabilities	2,954	—	2,954
	Loans and debentures	19,900	—	19,900
	Provision for mine closure and restoration	9,668	—	9,668
	Deferred income tax liabilities	1,137	—	1,137

Net assets		18,892	22,734	41,626

b)	Mineração Serra Grande S.A. (“MSG”) aquisition

On June 2, 2025, Aura Minerals Inc., through its wholly owned subsidiary, entered into a Share Purchase Agreement with AngloGold Ashanti plc to acquire 100% of the shares of Mineração Serra Grande S.A. (“MSG”), owner of the Serra Grande gold mine in Crixás, Goiás, Brazil.

Under the terms of the agreement, Aura will pay an upfront cash consideration of US$76 million at closing, subject to working capital adjustments. Additional deferred consideration will be paid through a 3% net smelter return (NSR) royalty on MSG’s currently identified Mineral Resource.

The transaction excludes certain non-operational subsidiaries of MSG, which will be spun off prior to closing. The completion of the acquisition is subject to customary closing conditions, including CADE approval, decommissioning of a legacy tailings dam, and no material adverse events.

Closing is expected to occur in the second half of 2025.

10 | Aura Minerals Inc.

Aura Minerals Inc.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

For the three and six months ended June 30, 2025

Expressed in thousands of United States dollars, except where otherwise noted.

6       CASH AND CASH EQUIVALENTS

	June 30, 2025	December 31, 2024
Cash at bank	41,964	63,056
Term deposits	125,974	207,133
Cash and Cash Equivalents	167,938	270,189

Term deposits represent amounts that have a maturity of three months or less from the date of acquisition and are repayable with 24 hours notice with no loss of interest.

7       ACCOUNTS RECEIVABLES

	June 30, 2025	December 31, 2024
Trade receivables	4,473	2,354
Other receivables (a)	353	13,481
Accounts receivables	4,826	15,835

The Company periodically measures expected credit losses and considers the history and financial conditions of its clients. The Company did not recognize any credit losses in these financial statements.

(a)	The amount was mostly related to the sale agreement by the Company of the Serrote Project to Appian Capital Advisory LLP. The sale price was the total amount of $40 million and the aggregate consideration of $40 million was made up of a cash payment of $30 million (collected), as well as the delivery by the purchasers of a subordinated unsecured promissory note in the principal amount of $10 million plus interest, payable from 75% of excess cash from the project after the project has repaid project financing and operating cash requirements. The note becomes payable immediately in the case Appian Capital Advisory LLP, the current owner of Mineração Vale Verde (“MVV”), that developed the Serrote Project, decided to sell its investment in MVV. The full amount was collected in April 2025.

8       VALUE ADDED TAX AND OTHER RECOVERABLE TAXES

	June 30, 2025	December 31, 2024
Sales taxes and value added taxes
Apoena, Almas and Others	36,556	30,136
Aranzazu	2,407	2,796
Minosa	25,421	24,866
Other taxes
Income taxes and social contribution	3,237	2,699
Total Value added tax and other recoverable taxes	67,621	60,497
Current	21,292	19,901
Non-Current	46,329	40,596

11 | Aura Minerals Inc.

Aura Minerals Inc.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

For the three and six months ended June 30, 2025

Expressed in thousands of United States dollars, except where otherwise noted.

Value added tax receivables are expected to be recovered, taking into consideration the different alternatives available to the Company, including: (1) reimbursement from government “authorities” and/or (2) used as credit for income tax payments; and/or (3) sales in the domestic market.

9       INVENTORIES

	June 30, 2025	December 31, 2024
Finished product	1,631	2,006
Work-in-process	65,911	47,521
Parts and supplies	35,517	27,802
Total inventories	103,059	77,329
Current	80,034	57,943
Non-current	23,025	19,386

As of June 30, 2025 and December 31, 2024, the non-current inventory is related to Almas’ low grade stockpile.

10       OTHER RECEIVABLES AND ASSETS

	June 30, 2025	December 31, 2024
Prepaids expenses	2,864	4,129
Advances to vendors	14,879	15,378
Deposits	4,593	4,257
Employees receivables (a) (Note 28)	—	3,192
Other assets (b)	3,543	3,454
Total other receivables and assets	25,879	30,410
Current	21,560	25,467
Non-current	4,319	4,943

(a)	The Company has paid on behalf of certain key management personnel, certain withholding taxes associated with the exercise of stock options in the amount of $3,192 included as current other receivables (see Note 28 for further details). This amount was fully reimbursed by the personnel in June 2025.

(b)	On November 7, 2023, the Company entered into a subscription agreement with Altamira Gold Corp. (“Altamira”) pursuant to which it acquired 24,000,000 units of Altamira at a price of $0.090 (C$0.125 - Canadian Dollars) per unit for an aggregate purchase price of $2,167 (C$3,000 - Canadian Dollars). Each unit consists of one common share and one common share purchase warrant of Altamira. Each warrant is exercisable to acquire one share of Altamira at a strike price of $ 0.14 (C$0.20 - Canadian Dollars) per share for a period of two years from November 7, 2023.

12 | Aura Minerals Inc.

Aura Minerals Inc.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

For the three and six months ended June 30, 2025

Expressed in thousands of United States dollars, except where otherwise noted.

On June 30, 2025, the Company entered into a second subscription agreement with Altamira pursuant to which it acquired, an additional 6,000,000 units at a price of $0.070 (C$0.10 - Canadian Dollars) per unit, for an aggregate purchase price of $439 (C$600 – Canadian Dollars). Each unit consists of one common share and one-half of one common share purchase warrant. Each full warrant is exercisable to acquire one common share of Altamira at a price of $0.11 (C$0.15 - Canadian Dollars) per share for a period of two years from June 30, 2025.

Following this transaction, the Company holds a total of 30,000,000 common shares and 27,000,000 warrants of Altamira, representing approximately 11.3% of the issued and outstanding common shares on a non-diluted basis and 19.5% on a fully diluted basis.

The common shares are recorded at fair value through OCI and the amount as of June 30, 2025 is $2,419 ($2,168 as of December 31, 2024).

11       PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment movements for the six months ended June 30, 2025 and 2024 are as follows:

	Mineral properties	Land and buildings	Furniture, fixtures and equipment	Plant and machinery	Right of use assets	Assets under construction	Total
Net book value at December 31, 2024	312,312	51,948	9,835	63,692	29,609	143,388	610,784

Additions	27,636	5,014	1,040	1,919	6,236	70,933	112,778
Bluestone acquisition	46,990	20,337	96	1,980	—	5,818	75,221
Depreciation	(17,789)	(6,975)	(1,184)	(3,714)	(6,119)	—	(35,781)
Reclassifications	2,403	—	(2,403)	1,819	—	(1,819)	—
Disposals	(87)	(180)	(104)	(65)	—	—	(436)
Net book value at June 30, 2025	371,465	70,144	7,280	65,631	29,726	218,320	762,566
Consisting of:
Cost	651,785	161,993	25,238	198,608	61,188	218,320	1,317,132
Accumulated Depreciation	(280,320)	(91,849)	(17,958)	(132,977)	(31,462)	—	(554,566)
Net book value at June 30, 2025	371,465	70,144	7,280	65,631	29,726	218,320	762,566

	Mineral properties	Land and buildings	Furniture, fixtures and equipment	Plant and machinery	Right of use assets	Assets under construction	Total
Net book value at December 31, 2023	318,651	53,861	10,719	62,138	37,814	5,550	488,733
Additions	27,860	4,054	528	1,989	1,077	24,631	60,139
Depletion and amortization	(12,023)	(8,158)	(1,036)	(4,968)	(5,368)	—	(31,553)
Disposals	(449)	(76)	—	(28)	(24)	—	(577)
Net book value at June 30, 2024	334,039	49,681	10,211	59,131	33,499	30,181	516,742
Consisting of:
Cost	574,289	133,981	26,225	186,378	53,294	30,181	1,004,348
Accumulated depletion and amortization	(240,250)	(84,300)	(16,014)	(127,247)	(19,795)	—	(487,606)
Net book value at June 30, 2024	334,039	49,681	10,211	59,131	33,499	30,181	516,742

13 | Aura Minerals Inc.

Aura Minerals Inc.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

For the three and six months ended June 30, 2025

Expressed in thousands of United States dollars, except where otherwise noted.

The right of use assets corresponds to the lease liability obligations disclosed in Note 17(b).

For the period ended June 30, 2025, $4,768 of interest related to loans and debentures was capitalized (100% capitalization rate) as part of the construction cost at Borborema project ($5,209 for the period ended June 30, 2024).

12       TRADE AND OTHER PAYABLES

	June 30, 2025	December 31, 2024
Trade accounts payable to suppliers	70,678	69,565
Other taxes payables	18,576	15,820
Accrued liabilities to suppliers	21,902	12,682
Total accounts payable	111,156	98,067

14 | Aura Minerals Inc.

Aura Minerals Inc.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

For the three and six months ended June 30, 2025

Expressed in thousands of United States dollars, except where otherwise noted.

13       LOANS AND DEBENTURES

The list of loans and debentures held by the Company, as of June 30, 2025 and December 31, 2024 is as follows:

Financial debt	Maturity Date	Interest Rate	June 30, 2025	December 31, 2024
Bank Occidente
Q2 2022 Promissory Note (“5º Promissory Note”)	May 2026	6.25%	2,540	3,882
Q3 2022 Promissory Note (“6º Promissory Note”)	August 2026	6.25%	3,435	4,709
Q2 2023 Promissory Note (“7º Promissory Note”)	June 2025	7.50%	—	1,320
Q1 2024 Promissory Note (“8° Promissory Note”)	February 2026	7.50%	1,747	3,000
Q3 2024 Promissory Note (“9° Promissory Note”)	July 2027	8.00%	3,487	4,178
Bank Atlántida
Q2 2022 Loan Agreement (“7º Loan”)	March 2027	6.50%	4,375	5,625
Bank ABC Brasil S.A.
Q4 2022 Loan Agreement (“5º Loan”)	January 2026	5.38%	6,581	10,968
Bank Santander Mexico
Q3 2024 Loan Agreement (“5° Loan”)	August 2027	* SOFR + 3.8%	28,708	35,333
Bank Santander Brazil
Q3 2023 Loan Agreement (“4° Loan”)	November 2028	9.51%	103,972	104,073
Bank Safra
Q3 2024 Loan Agreement (“2° Loan”)	August 2026	7.10%	20,517	20,513
Bank Brasil
Q1 2024 Loan Agreement (“1º Loan”)	December 2028	6.50%	10,000	10,003
Bank Bradesco
Q1 2022 Loan Agreement (“1º Loan”)	February 2025	* CDI + 2.342%	—	2,453
Q4 2024 Loan Agreement (“2° Loan”)	December 2028	6.50%	43,097	43,000
Other banks
BTG Pactual	November 2027	6.70%	20,112	20,116
Debentures payable
Debentures – 2nd issuance	October 2030	* CDI + 1.60%	187,213	162,515
Gold Royalty Corp
Gold linked loan	December 2029	8.5%	12,209	11,416
Nemesia SARL	(a)	7.00%	5,900	—
Total			453,893	443,104
Current			78,786	82,007
Non-Current			375,107	361,097

* Definition: Secured Overnight Financing Rate Data (“SOFR”) and Certificates of Interbank Deposits (“CDI”).

(a) This loan was recognized in the Company’s financial statements as a result of the acquisition of Bluestone.

On February 7, 2025, Aura, Nemesia S.à.r.l., and Bluestone, signed a term sheet for the purchase and assignment of the debt obligation related to the Cerro Blanco Project held by Bluestone. On March 14, 2025, the parties executed a Debt Purchase and Assignment Agreement, reflecting the terms previously agreed between the parties and subject to certain closing conditions, including approval from Toronto Stock Exchange (“TSX”). On April 15, 2025, the parties closed the transaction, pursuant to which Aura acquired from Nemesia S.à.r.l. all of Nemesia’s rights, title, and interest in the outstanding debt of Bluestone in exchange for 1,218,222 common shares of Aura and an unsecured promissory note in the principal amount of $5.9 million payable from Aura to Nemesia S.à.r.l (the “New Promissory Note”), The New Promissory Note has a fixed interest rate of 7% and becomes due once Cerro Blanco achieves commercial production within the next 20 years. The fair value of the 1,218,222 common shares issued was $22.8 million, based on Aura’s share price at the closing date. The transaction resulted in a loss on settlement of liability with equity instruments of $8.8 million, recognized as a finance expense (Note 23) for the six-month period ended June 30, 2025.

15 | Aura Minerals Inc.

Aura Minerals Inc.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

For the three and six months ended June 30, 2025

Expressed in thousands of United States dollars, except where otherwise noted.

The non-current loans and debentures payments are as follows:

		Amount
2026	**	96,279
2027		85,467
2028		93,023
2029		50,169
2030 onwards		50,169
		375,107

** Includes amounts that become due from July 1, 2026.

Financial Covenants

Mineração Apoena S.A. (“Apoena”) – subsidiary of the Company

- Bank BTG Pactual.: Principal of US$ 37,000 entered in December 2024

The agreement has financial covenants where Net Debt should be lower than 2.75x over the last 12 months EBITDA. The covenant is measured on a quarterly basis at Aura Minerals Inc.

Aranzazu Holdings SA de CV (“Aranzazu”) – subsidiary of the Company

- Bank Santander México S.A.: Principal amount of $15,000, in August 2024 plus $22,000 in December, 2024

The agreement has financial covenants where: Net Debt should be lower than 1.5x over the last 12 months EBITDA; and last 12 months EBITDA over the interest expense should be over or equal 5.0x. The covenant is measured on a quarterly basis at the subsidiary.

Aura Almas Mineração S.A. (“Almas”) – subsidiary of the Company

- Debentures: Principal of R$1,000,000 (US$161,491) entered in October 2024

The agreement also includes a quarterly financial covenant where the net debt to the last 12 months EBITDA ratio not exceed:

- in the case of Aura Minerals, 2.75x through June 30, 2025;

- in the case of Almas, 2.00x from July 1, 2025 through October 2, 2027; and

- in the case of Almas, 1.50x thereafter through maturity;

Aura Almas Mineração S.A. (“Almas”) – subsidiary of the Company

- Swap agreement entered in October 2024.

The agreement also includes a quarterly financial covenant where the net debt to the last 12 months EBITDA ratio not exceed:

- in the case of Aura Minerals, 2.75x through June 30, 2025;

- in the case of Almas, 2.00x from July 1, 2025 through October 2, 2027; and

- in the case of Almas, 1.50x thereafter through maturity;

16 | Aura Minerals Inc.

Aura Minerals Inc.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

For the three and six months ended June 30, 2025

Expressed in thousands of United States dollars, except where otherwise noted.

Aura Almas Mineração S.A. (“Almas”) – subsidiary of the Company

- Safra Bank: Principal of US$ 20,000 entered in August 2024

The agreement has financial covenants where Net Debt should be lower than 2.75x over the last 12 months EBITDA. The covenant is measured on a quarterly basis at Aura Minerals Inc.

Cascar Brasil Mineração Ltda. (“Cascar”) – subsidiary of the Company (Borborema Project)

- Santander Brasil S.A., principal of $100,750 entered in September 2023

The agreement has one annual financial covenant requiring that, beginning in the year ended December 31, 2025, following an initial grace period, where Cascar’s Net Debt should be lower than 1.5x over Cascar’s last 12 months EBITDA.

For the six months ended June 30, 2025, the Company and its subsidiaries are in compliance with all the financial covenants.

14       INCOME TAXES

a)       Income taxes

As of June 30, 2025 the current income tax liability is $28,507 ($31,618 as of December 31, 2024).

Income tax expenses included in the unaudited condensed interim consolidated statements of income for the three and six-months periods ended June 30, 2025 and 2024 are as follows:

	For the three months ended June 30, 2025	For the three months ended June 30, 2024	For the six months ended June 30, 2025	For the six months ended June 30, 2024
Current income tax	(29,551)	(14,612)	(50,365)	(24,755)
Deferred income tax	6,326	(6,888)	8,840	(7,733)
Total income/deferred taxes expense	(23,225)	(21,500)	(41,525)	(32,488)

17 | Aura Minerals Inc.

Aura Minerals Inc.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

For the three and six months ended June 30, 2025

Expressed in thousands of United States dollars, except where otherwise noted.

b)       Deferred income tax assets and liabilities

Deferred tax assets and liabilities on the unaudited condensed interim consolidated statements of financial position consist of:

Net deferred income tax assets (liabilities) are classified as follows:	June 30, 2025	December 31, 2024
Deferred income tax assets	28,639	15,218
Deferred income tax liabilities	(35,925)	(31,583)
Total deferred taxes, net	(7,286)	(16,365)

The movements in the net deferred income tax asset (liability) account for the six months ended June 30, 2025 and 2024 are as follows:

Balance, December 31, 2023	17,938
Recorded in the statement of income (loss)	(7,733)
Recorded through other comprehensive income	507
Exchange differences	(3,120)
Balance, June 30, 2024	7,592

Balance, December 31, 2024	(16,365)
Recorded in the statement of income (loss)	8,840
Recorded through other comprehensive income	(956)
Acquisition of Bluestone	(1,137)
Exchange differences	2,332)
Balance, June 30, 2025	(7,286)

The deferred income tax and social contribution are calculated on tax loss carryforwards and the temporary differences between the tax bases of assets and liabilities and their carrying amounts, as follows:

	June 30, 2025	December 31, 2024
Provision for mine closure and restoration	9,366	7,057
Tax losses carried forward	4,581	5,831
Amortization of intangibles	1,926	5,689
Non-deductible provisions	10,486	11,235
Non-deductible exchange changes	3,441	(442)
Deferred taxes over non-monetary items	(20,540)	(34,974)
Depreciation	(16,347)	(9,198)
Advance payments	(3,615)	(3,488)
Others	3,416	1,925
Total of deferred tax assets and liabilities	(7,286)	(16,365)
Fair value of financial instruments	(1,051)	(832)
Total of deferred tax on OCI	(1,051)	(832)

18 | Aura Minerals Inc.

Aura Minerals Inc.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

For the three and six months ended June 30, 2025

Expressed in thousands of United States dollars, except where otherwise noted.

c)       Effective tax rate

	For the six months ended June 30, 2025	For the six months ended June 30, 2024
Income (loss) before Income taxes	(23,577)	(2,504)
Income taxes at statutory rate applicable to the parent Company (0%)	—	—

Adjustments for calculating the effective rate
Tax calculated at the domestic rates	(43,538)	(15,040)
Non-deductible expenses/non-taxable (income)	87	(399)
Unrecognized deferred tax asset (losses carried forward)	(3,065)	(7,300)
Tax exemptions	3,457	895
Withholding taxes on distribution	(1,889)	—
Deferred taxes over non-monetary items	10,081	(11,472)
Others	(6,658)	828
Income tax expense	(41,525)	(32,488)
Effective tax rate	176.1%	1,297.4%

15        PROVISION FOR MINE CLOSURE AND RESTORATION

The movements for the six months ended June 30, 2025 and 2024 are as follow:

	June 30, 2025	June 30, 2024
Balance, beginning of year	50,573	48,727
Bluestone acquisition	9,668	—
Accretion expense (note 23)	2,800	3,106
Change in estimate	(277)	—
Foreign exchange	1,706	(490)
Balance, end of period	64,470	51,343

Provision for mine closure and restoration is related to the closure costs and environmental restoration associated with mining operations. The provisions have been recorded at their net present values, using a discount rate for each entity based on their life of mine and the corresponding country treasury bill rates of 11.73%, 10.02%, and 7.22% at June 30, 2025 and December 31, 2024 for, Brazil, Mexico, and Honduras, respectively. The provisions have been re-measured at each reporting date, with the accretion expense being recorded as a finance cost.

19 | Aura Minerals Inc.

Aura Minerals Inc.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

For the three and six months ended June 30, 2025

Expressed in thousands of United States dollars, except where otherwise noted.

16       OTHER PROVISIONS

	Long-term employee benefits	Provision for judicial contingencies	CVRs	Total
At December 31, 2023	11,964	672	—	12,636
Periodic service and finance cost (Note 23)	834	—	—	834
Change in provision for the period	396	63	—	459
Settlement during the period	(296)	—	—	(296)
At June 30, 2024	12,898	735	—	13,633

At December 31, 2024	13,860	3,284	—	17,144
Periodic service and finance cost (Note 23)	891	—	—	891
Change in provision for the period	194	2,145	—	2,339
Actuarial changes	294	—	—	294
Addition (Note 5)	—	—	9,120	9,120
Settlement during the period	(1,811)	—	—	(1,811)
Foreign exchange	—	—	490	490
At June 30, 2025	13,428	5,429	9,610	28,467

17       OTHER LIABILITIES

	June 30, 2025	December 31, 2024
NSR royalty (note 17 (a))	1,060	971
Lease payment obligation (note 17 (b))	27,830	24,251
Total other liabilities	28,890	25,222
Current	14,939	14,190
Non-current	13,951	11,032

a)       NSR Royalty

The movements for the six months ended June 30, 2025 and 2024 of the NSR Royalty are as follows:

	June 30, 2025	June 30, 2024
Balance, beginning of year	971	826
Royalty payments	(981)	(825)
Increase in NSR obligations	1,070	854
Balance, end of the period	1,060	855

20 | Aura Minerals Inc.

Aura Minerals Inc.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

For the three and six months ended June 30, 2025

Expressed in thousands of United States dollars, except where otherwise noted.

b)       Lease Payment Obligation

The movements for the six months ended June 30, 2025 and 2024 of the lease liability obligation are as follows:

	June 30, 2025	June 30, 2024
Balance, beginning of year	24,251	38,654
Bluestone acquisition	7	—
Change in estimate	6,236	1,123
Accretion expense (Note 23)	1,756	4,021
Lease payments (Principal)	(7,557)	(8,680)
Lease payments (Interest)	(1,804)	—
Foreign exchange	4,941	(5,040)
Balance, end of period	27,830	30,078
Current	13,876	13,055
Non-current	13,954	17,023

The weighted average discount rate applied to the lease liabilities within the period ended June 30, 2025 is 11.73% (13.15% and 9% for the period ended June 30, 2024), based on their corresponding country treasury bill rates.

Lease liabilities are reflected within the current and long-term liabilities in the consolidated statements of financial position. The finance cost or amortization of the discount on the lease liabilities are charged to the consolidated statements of income using the effective interest method.

18       EQUITY

The Company has authorized an unlimited number of common shares, being subscribed 74,529,362 as of June 30, 2025 (72,399,495 as of December 31, 2024).

As of June 30, 2025, the Company had 1,500,992 options issued and outstanding (1,052,589 as of December 31, 2024). The share-based payment expense is measured at fair value and recognized over the vesting period from the date of grant, and for the six months period ended June 30, 2025 and 2024, share-based payment expense recognized in general and administrative expenses was $73 and $52 respectively. During the period ended June 30, 2025 the Company granted 448,398 new stock options.

21 | Aura Minerals Inc.

Aura Minerals Inc.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

For the three and six months ended June 30, 2025

Expressed in thousands of United States dollars, except where otherwise noted.

Repurchase of shares

On March 14 2024, the Company announced a new normal course issuer bid (“New NCIB”) for its TSX listed shares and a buyback program for its Brazilian Depositary Receipts (“BDRs”) listed in the Brazilian Stock Exchange (“B3”). The limit for purchases under the NCIB and the BDR Buyback Program was a combined aggregate limit, representing, altogether, 2,261,426 Common Shares.

On March 24, 2025, Aura announced the renewal of its Normal Course Issuer Bid (NCIB) and concurrent Buyback Program for Brazilian Depositary Receipts (BDRs). The renewed NCIB allows the Company to repurchase up to 2.69 million common shares while the BDR program permits the repurchase of up to 8.08 million BDRs—each equivalent to one-third of a common share—on the B3.

For the period ended June 30, 2025 the Company has repurchased 162,826 common shares of its Brazilian Depositary Receipts and 20,424 common shares under the NCIB, for $849 and $351, respectively, for a total of $1,200 recorded directly in share capital. During this period, the Company has canceled (96,141) shares from the total repurchased.

19       REVENUE

	For the three months ended June 30, 2025	For the three months ended June 30, 2024	For the six months ended June 30, 2025	For the six months ended June 30, 2024
Gold	127,928	85,171	239,470	173,087
Copper & Gold concentrate	60,875	50,716	113,632	95,866
Provisional prices	686	(1,476)	(1,809)	(2,464)
Other	947	—	947	—
Revenue	190,436	134,411	352,240	266,489

Revenues for the Minosa, Apoena and Almas mines relate to the sale of refined gold and for the Aranzazu mine relates to the sale of copper concentrate. The Company’s revenues are concentrated in 5 clients (see Note 26(d)).

For the three and six-months period ended June 30, 2025, Brazil, Mexico and Honduras represented 38.1%, 32.5% and 29.4% and 34.5%, 22.2% and 43.4% respectively of the Company´s revenue (32.1%, 36.7% and 31.2% and 35.0%, 35.1 % and 29.9% for the period ended June 30, 2024).

For the period ended June 30, 2025, the Company´s main clients Asahi Refining USA Inc, Trafigura México, S.A. de C.V. and Auramet International, represented 45.5%, 31.8% and 22.7% respectively of the Company´s revenue (22.1%, 31.1 % and 46.8 % for the period ended June 30, 2024).

22 | Aura Minerals Inc.

Aura Minerals Inc.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

For the three and six months ended June 30, 2025

Expressed in thousands of United States dollars, except where otherwise noted.

20       COST OF GOODS SOLD BY NATURE

	For the three months ended June 30, 2025	For the three months ended June 30, 2024	For the six months ended June 30, 2025	For the six months ended June 30, 2024
Direct mine and mill costs	(44,470)	(36,203)	(89,389)	(75,062)
Direct mine and mill costs - Contractors	(17,529)	(22,356)	(32,996)	(42,380)
Direct mine and mill costs - Salaries	(9,550)	(9,762)	(18,676)	(20,167)
Depletion and amortization	(14,948)	(14,782)	(28,812)	(30,891)
Total	(86,497)	(83,103)	(169,873)	(168,500)

21       GENERAL AND ADMINISTRATIVE EXPENSES

	For the three months ended June 30, 2025	For the three months ended June 30, 2024	For the six months ended June 30, 2025	For the six months ended June 30, 2024
Salaries, wages, benefits and bonus	(5,047)	(3,582)	(8,827)	(7,002)
Professional and consulting fees	(2,111)	(1,278)	(4,159)	(2,878)
Legal fees	(214)	(150)	(458)	(379)
Insurance	(194)	(240)	(390)	(626)
Directors' fees	(584)	(145)	(1,255)	(299)
Travel expenses	(213)	(218)	(574)	(437)
Share-based payment expense (Note 18)	—	—	(73)	(52)
Depreciation and amortization	(335)	(564)	(534)	(1,199)
Care and maintenance	(563)	(375)	(1,063)	(796)
Other	(2,023)	(979)	(3,587)	(2,142)
Total	(11,284)	(7,531)	(20,920)	(15,810)

22       EXPLORATION EXPENSES

	For the three months ended June 30, 2025	For the three months ended June 30, 2024	For the six months ended June 30, 2025	For the six months ended June 30, 2024
Minosa	(264)	—	(500)	(1)
Almas	(423)	—	(660)	—
Apoena	(62)	(122)	(186)	(170)
Aranzazu	(794)	(1,656)	(1,503)	(2,766)
Borborema project	—	—	(70)	—
All other segments	(171)	(1,173)	(171)	(1,956)
Total	(1,714)	(2,951)	(3,090)	(4,893)

23 | Aura Minerals Inc.

Aura Minerals Inc.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

For the three and six months ended June 30, 2025

Expressed in thousands of United States dollars, except where otherwise noted.

23       FINANCE EXPENSE

	For the three months ended June 30, 2025	For the three months ended June 30, 2024	For the six months ended June 30, 2025	For the six months ended June 30, 2024
Accretion expense (Note 15)	(1,134)	(1,573)	(2,800)	(3,106)
Lease interest expense (Note 17 (b))	(161)	(2,012)	(1,756)	(4,021)
Interest expense on loans and debentures (Note 24 (a))	(6,098)	(4,121)	(11,853)	(8,338)
Finance cost on post-employment benefit	(747)	(467)	(1,085)	(834)
Unrealized loss with derivative gold collars (Note 25 (a) (ii))	(24,304)	(11,558)	(124,514)	(33,226)
Realized loss with derivative gold collars	(11,703)	—	(17,739)	—
Loss on other derivative transactions	(1,305)	—	(3,132)	—
Change in liability measured at fair value	(4,025)	(954)	(6,384)	(3,587)
Foreign exchange	(2,462)	(11,184)	(5,638)	(13,274)
Derivative fee	—	(13,522)	—	(13,522)
Loss on settlement of liability with equity instruments (Note 13)	(8,768)	—	(8,768)	—
Other finance costs	(297)	(140)	(727)	(571)
Finance expenses	(61,004)	(45,531)	(184,396)	(80,479)

Interest income	1,374	429	3,155	1,282
Finance income	1,374	429	3,155	1,282

Total finance result	(59,630)	(45,102)	(181,241)	(79,197)

24       CASH FLOW INFORMATION

a)       Items adjusting (loss) of the period

	June 30, 2025	June 30, 2024
Deferred and current income tax expense	41,525	32,488
Depreciation and amortization	29,346	31,553
Accretion expense (Note 23)	2,800	3,106
Lease Interest expense (Note 23)	1,755	4,021
Interest expense on loans and debentures (Note 23)	11,853	8,338
Finance cost on post-employment benefit (Note 23)	1,085	834
Unrealized loss on derivatives gold collars (Note 23)	124,514	33,226
Loss on other derivatives (Note 23)	3,132	—
Foreign exchange loss (Note 23)	5,638	13,274
Change in fair value in liability measured at fair value	6,384	3,587
Share-based payment expense (Note 18)	73	52
Change in estimate for mine closure and restoration	—	(382)
Loss on disposal of assets	436	577
Loss on settlement of liability with equity instruments	8,768	—
Other non-cash items	523	1,341
Total	237,832	132,015

24 | Aura Minerals Inc.

Aura Minerals Inc.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

For the three and six months ended June 30, 2025

Expressed in thousands of United States dollars, except where otherwise noted.

b)       Changes in working capital

	June 30, 2025	June 30, 2024

Increase in accounts receivables and value added taxes and other recoverable taxes	(2,126)	(4,516)
Increase in inventory	(15,582)	(11,024)
(Decrease) in trade and other payables	6,945	(1,593)
Total	(10,763)	(17,133)

c)       Other current and non-current assets and liabilities

	June 30, 2025	June 30, 2024

Changes in other current and non-current assets and liabilities consists of:
(Increase) Decrease in other receivables and assets (non-current)	4,099	897
(Increase) in other receivables and assets (current)	(79)	9,553
(Decrease) in other liabilities (current and non-current)	(5,450)	558
Total	(1,430)	11,008

d)       Non-cash transactions on investing activities consist of:

	June 30, 2025	June 30, 2024
Non-cash addition to property, plant and equipment	10,728	577
Total	10,728	577

25 | Aura Minerals Inc.

Aura Minerals Inc.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

For the three and six months ended June 30, 2025

Expressed in thousands of United States dollars, except where otherwise noted.

e)       Loans, debentures and derivatives reconciliation

	Loans and debentures	Derivatives
Balance as of December 31, 2023	333,589	32,005
Changes from Financing cash flows:
Loan and debentures repayments	(23,312)	—
Loan proceeds	34,000	—
Interest paid on loans *	(12,647)	—
Interest paid on debentures *	(5,051)	—
Derivative settlement	—	2,868

Other Changes:
Interest expenses on loans	11,244	—
Interest expenses on debentures	4,429	—
Derivative result	—	(1,244)
Foreign exchange adjustments	(7,835)	6,893
Derivative settlement (withholding taxes)	—	506
Swap fair value adjustment	—	1,683
Gold Hedges fair value adjustment	—	33,226
Balance as of June 30, 2024	334,417	75,937

Balance as of December 31, 2024	443,104	139,490

Acquisition of Bluestone	5,900

Changes from Financing cash flows:
Loan and debentures repayments	(20,602)	—
Interest paid on loans *	(21,172)	—
Derivative settlement (Gold Hedges)	—	(17,739)
Derivative settlement - debt swap agreements	—	2,582

Other Changes:
Interest expenses on loans	10,395	—
Interest expenses on debentures	12,383	—
Derivative result	—	(6,157)
Foreign exchange adjustments	22,685	(22,723)
Derivative settlement (witholding taxes)	—	1,104
Swap fair value adjustment	—	3,417
Gold Hedges fair value adjustment	—	142,253
Other derivatives fair value adjustment	1,200	1,933
Balance as of June 30, 2025	453,893	244,160

* Interest payment on loans and debentures are being presented under financing activities in the Condensed Interim Consolidated Statements of Cash Flows

26 | Aura Minerals Inc.

Aura Minerals Inc.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

For the three and six months ended June 30, 2025

Expressed in thousands of United States dollars, except where otherwise noted.

25       FINANCIAL INSTRUMENTS AND FAIR VALUE MEASUREMENT

a)       Financial Instruments

The Company has the following derivative financial instruments in the following line items in the consolidated statements of financial position:

		Asset/(Liability) at	Asset/(Liability) at
Derivatives Contracts	Current/Non-Current	June 30, 2025	December 31, 2024
Swap - Aura Almas (Itaú Bank)	Non-current	5,395	(15,164)
Swap - Apoena Mines (Bradesco and ABC Bank)	Current	(4,587)	(3,872)
Gold Derivatives	Current / Non-current	(244,968)	(120,454)
Total		(244,160)	(139,490)

Classification of financial instruments

		June 30, 2025			December 31, 2024
	Note	Measured at amortized cost	Fair value through profit & loss	Fair value through OCI	Measured at amortized cost	Fair value through profit & loss	Fair value through OCI
Assets
Current
Cash and cash equivalents	6	167,938	—	—	270,189	—	—
Accounts receivable	7	4,473	—	—	2,354	13,480	—
Derivative Financial Instrument	25	—	—	5,395	—	—	—
Non-current					—	—	—
Other receivables and assets	10	—	—	2,419	—	—	3,454
		172,411	—	7,814	272,543	13,480	3,454

Liabilities
Current
Trade and other payables	12	111,155	—	—	98,067	—	—
Derivative Financial Instrument	25	—	26,654	—	—	19,302
Current portion of loan and debentures	13	72,187	6,599	—	78,115	3,892	—
Liability measured at fair value	14	—	4,850	—	—	3,362	—
Other liabilities	18	14,939	—	—	14,190	—	—
Non-current
Derivative Financial Instrument	25	—	222,901	—	—	105,024	15,164
Non-Current portion of loan and debentures	13	194,483	180,624	—	202,474	158,623	—
Liability measured at fair value		—	17,689	—	—	14,387	—
Other provisions	16	—	9,610	—	—	—	—
Other liabilities	17	13,951	—	—	11,032	—	—
		406,715	468,927	—	403,878	304,590	15,164

27 | Aura Minerals Inc.

Aura Minerals Inc.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

For the three and six months ended June 30, 2025

Expressed in thousands of United States dollars, except where otherwise noted.

i)	Swap agreements:

As of June 30, 2025 and December 31, 2024, the Company has the following swap agreements:

			Asset/(Liability) at	Asset/(Liability) at
Derivatives Contracts	Commodity/ index	Current/ Non-Current	June 30, 2025	December 31, 2024
Swap - Aura Almas (Itaú Bank) (a)	CDI	Current	5,395	(15,164)
Swap - Apoena Mines (Bradesco and ABC Bank)	CDI	Current	(4,587)	(3,872)
Total			808	(19,036)

(a) The swap agreements from the Company´s subsidiary, Almas, was designated as a hedge accounting.

ii) Derivative Options

ii) a - Derivative Collars – Almas and Apoena

As of June 30, 2025, the Company had 8,632 outstanding zero cost put/call collars for the Almas Project. The zero-cost put/calls collars have floor prices of $1,558 and ceiling prices of $2,300 per ounce of gold. The expiration dates are in July 2025.

For Apoena Mines, as of June 30, 2025 Mineração Apoena S.A. had zero cost put/call collars for 3,750 ounces of gold with floor price of $1,400 and ceiling price of $2,100 per ounce of gold. The expiration dates are between July 2025 and December 2025.

ii) b – Derivative Collars Borborema Project

As of June 30, 2025, the Company had 225,996 ounces outstanding for the Borborema Project. The put/calls collars have floor prices of $1,745 and ceiling prices at $2,400 per ounce of gold expiring between July 2025 and June 2028.

The fair value effect of both the Derivative Zero Cost Collars and the Derivative Collars Borborema Project for the three and six-months ended June 30, 2025 is ($24,304) and ($124,514), respectively (($13,731) and ($33,226) for the three and six-months ended June 30, 2024 respectively), recorded as a finance expenses loss in the financial statements.

28 | Aura Minerals Inc.

Aura Minerals Inc.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

For the three and six months ended June 30, 2025

Expressed in thousands of United States dollars, except where otherwise noted.

As of the date of these Unaudited Condensed Interim Financial Statements, the Company and its subsidiaries have no agreements in place with financial institutions which would require the Company to post cash or any other type of collateral to cover fair value exposure against the Company.

b)       Fair value of financial instruments

The Company measures certain of its financials assets and liabilities at fair value on a recurring basis and these are classified in their entirety based on the lowest level of input that is significant to the fair value measurement. There are three levels of the fair value hierarchy that prioritize the inputs to valuation techniques used to measure fair value:

1)	Level 1, which are inputs that are unadjusted quoted prices in active markets for identical assets or liabilities;

2)	Level 2, which are inputs other than Level 1 quotes prices that are observable, either directly or indirectly, for the asset or liability; and,

3)	Level 3, which are inputs for the asset or liability that are not based on observable market data.

Additionally, the Company classifies derivative assets and liabilities in Level 2 of the fair value hierarchy as they are valued using pricing models which require a variety of inputs such as expected gold price.

The fair value of the Company’s financial assets and liabilities measured at fair value on a recurring basis at June 30, 2025 and December 31, 2024 are summarized in the following table:

		June 30, 2025		December 31, 2024
	Level	Fair value through profit & loss	Fair value through OCI	Fair value through profit & loss	Fair value through OCI
Assets
Accounts receivable	2	—	—	13,480	—
Other receivables and assets	1	—	2,419	—	3,482
Derivative Financial Instrument	2	—	5,395	—	—
		—	7,814	13,480	3,482

Liabilities
Debentures	2	229,500	—	162,515	—
Liability measured at fair value	3	22,539	—	17,749	—
Derivative Financial Instrument	2	249,555	—	124,326	15,164
Other provisions	3	9,610	—	—	—
		511,204	—	304,590	15,164

29 | Aura Minerals Inc.

Aura Minerals Inc.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

For the three and six months ended June 30, 2025

Expressed in thousands of United States dollars, except where otherwise noted.

Valuation inputs and relationships to fair value

The following table summarizes the quantitative information about the significant unobservable inputs used in level 3 fair value measurements:

Description	Fair value at		Unobservable inputs	Inputs		Relationship of unobservable inputs to fair value
	June 30, 2025	December 31, 2024		2025	2024
Liability measured at fair value (NSR agreement))	22,539	17,749	Expected production of gold ounces	747,704	747,704	If expected production of gold ounces were 10% higher or lower, the fair value would increase/decrease by $1,604
Contingent Value Rights (CVRs)	9,610	-	Commercial Production	(a)	-	(a)

(a)	The Company assessed the probability of achieving commercial production, which is defined on Note 5, over various time horizons, primarily within a 0 to 20-year range, while also recognizing a residual probability of timelines extending beyond 20 years. If expected commercial production probability varies by 10% on the lower and higher ends of these time horizons, the fair value would increase or decrease by $1,592.

Valuation process

The finance department of the Company includes a team that performs the valuations of non-property items required for financial reporting purposes, including level 3 fair values.

The main level 3 inputs used by the Company are derived and evaluated as follows:

• Discount rates for financial assets and financial liabilities are determined using a capital asset pricing model to calculate a pre-tax rate that reflects current market assessments of the time value of money and the risk specific to the asset.

• Risk adjustments specific to the counterparties (including assumptions about credit default rates) are derived from credit risk gradings determined by internal credit risk management group.

• Probability of commercial production achievement and expected timing of payment.

There was no significant changes on the key inputs into the Monte Carlo simulation model for the liability measured at fair value (NSR agreement) used for the period ended June 30, 2025.

30 | Aura Minerals Inc.

Aura Minerals Inc.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

For the three and six months ended June 30, 2025

Expressed in thousands of United States dollars, except where otherwise noted.

26       FINANCIAL RISK MANAGEMENT

a)	Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company manages its liquidity risk through a planning and budgeting process, which is reviewed and updated, to help determine the funding requirements to support the Company’s current operations and expansion and development plans and by managing its capital structure as described in Note 27 below.

Aura’s objective is to ensure that there are sufficient committed financial resources to meet its short-term business requirements for a minimum of twelve months. In the normal course of business, Aura enters into contracts that give rise to commitments for future payments as disclosed in the following table:

As of June 30, 2025	Within 1 year	2 to 3 years	4 to 5 years	Over 5 years	Total
Trade and other payables	111,155	—	—	—	111,155
Loans and debentures	90,580	248,039	159,208	26,160	523,987
Provision for mine closure and restoration	3,434	4,189	11,367	56,109	75,099
Lease liabilities	12,454	11,478	105	42	24,079
Liability measured at fair value	4,850	3,381	6,482	25,963	40,676
	222,473	267,087	177,162	108,274	774,996

As of December 31, 2024	Within 1 year	2 to 3 years	4 to 5 years	Over 5 years	Total
Trade and other payables	98,067	—	—	—	98,067
Loans and debentures	84,518	196,356	146,976	46,140	473,990
Provision for mine closure and restoration	9,674	5,431	8,132	35,049	58,286
Lease liabilities	12,305	14,937	—	—	27,242
Liability measured at fair value	3,915	4,332	4,882	22,860	35,989
	208,479	221,056	159,990	104,049	693,574

As of June 30, 2025, Aura has cash and cash equivalents of $167,938 ($270,181 as of December 31, 2024) and net working capital of $33,396 ($200,462 as of December 31, 2024) (current assets, excluding restricted cash less current liabilities).

31 | Aura Minerals Inc.

Aura Minerals Inc.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

For the three and six months ended June 30, 2025

Expressed in thousands of United States dollars, except where otherwise noted.

b)	Currency risk

Aura’s operations are located in Honduras, Brazil and Mexico, therefore, foreign exchange risk exposures arise from transactions denominated in foreign currencies. Although Aura’s sales are denominated in United States dollars, certain operating expenses of Aura are denominated in foreign currencies, primarily the Honduran lempira, Brazilian real, Mexican peso, Canadian dollar and Colombian peso.

Financial instruments that impact Aura’s net losses or other comprehensive losses due to currency fluctuations include cash and cash equivalents, accounts receivable, other long-term assets, accounts payable and accrued liabilities, short term loans and other provisions denominated in foreign currency.

At June 30, 2025 and December 31, 2024 , the Company had cash and cash equivalents of $167,938, and $270,189, respectively, of which, $135,588 ($229,525 in 2024) were in United States dollars, $198 ($265 in 2024) in Canadian dollars, $31,468 ($28,997 in 2024) in Brazilian real, $506 ($11,229 in 2024) in Honduran lempiras, $82 ($158 in 2024) in Mexican pesos, $28 ($14 in 2024) in Colombian Pesos, $62 ($0 in 2024) in Guatemalan Quetzals and $6 ($0 in 2024) in Barbadian Dollars. An increase or decrease of 5% in the United States dollar exchange rate to the currencies listed above could have increased or decreased the Company’s income for the year by $1,614.

c)	Interest rate risk

The Company’s policy is to minimize interest rate cash flow risk exposures on long-term financing. Longer-term borrowings are therefore usually at fixed rates. As of June 30, 2025, the Company is exposed to changes in market interest rates through a bank borrowing at SOFR interest rate at its subsidiary Aranzazu. All other borrowings are at fixed interest rates or are linked to a swap instrument, minimizing the risk of interest rate exposure. The Company concluded that its exposure to interest rates is immaterial.

d)	Credit risk

Credit risk is the risk that a counterparty fails to discharge an obligation to the Company. The Company is exposed to credit risk from financial assets including cash and cash equivalents held at banks, trade and other receivables. The credit risk is managed based on the Company’s credit risk management policies and procedures.

The credit risk in respect of cash balances held with banks and deposits with banks are managed via diversification of bank deposits.

32 | Aura Minerals Inc.

Aura Minerals Inc.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

For the three and six months ended June 30, 2025

Expressed in thousands of United States dollars, except where otherwise noted.

At June 30, 2025, the Company believes that its trade credit risk is low due to the following reasons:

- For the sales of refined gold from Almas, Apoena e Minosa, the Company collects payments in advance of delivering its products to its clients.

- For the sale of copper and gold concentrate from Aranzazu, the Company sells its products to wholly-owned subsidiary of Trafigura Group Pte. Ltd, an investment grade company. The accounts receivable is generally collected within 15 days from the issuance of the invoice.

e)	Market risk

Commodity derivatives transactions – Gold collars

As mentioned in Note 25, the Company uses gold collars in order to mitigate the risk of decline in gold prices for a portion of its projected future production associated with the construction of new projects.

To calculate an expected increase / decrease in the fair value balances of potential increases or decrease in gold prices, the Company used a variation of plus or minus 10% change in gold prices in relation to the June 30, 2025 closing prices.

Liability measured at fair value

The Company entered a Net Smelter Return Royalty Agreement that contains more than one embedded derivative, that is being accounted at fair value through profit or loss, and it is exposed to gold prices that can affect its future cash flows.

Gold linked Loan

Borborema Inc entered into a Gold-Linked Loan with embedded derivatives measured at fair value through profit and loss that has quarterly payments of gold ounces that are exposed to gold prices that can affect its future cash flows.

The reasonably possible scenario of the potential effects on the statement of income (loss) from outstanding transactions, the Company used a variation in the closing and future gold price of 10%. To simulate the potential scenario to reflect the potential effects on the statement of income (loss) from outstanding transactions, the Company used a variation in the closing and future gold price of 10%. The sensitivity analysis of these derivative financial instruments is presented as follows:

Instrument	Instrument´s main risk events	Reasonable scenario	$ Impact
Derivative financial instruments (Gold collars)	Gold price increase/decrease	Δ 10%	75,000
Liability measured at fair value	Gold price increase/decrease	Δ 10%	2,254
Loans and debentures (Gold linked loan)	Gold price increase/decrease	Δ 10%	482

33 | Aura Minerals Inc.

Aura Minerals Inc.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

For the three and six months ended June 30, 2025

Expressed in thousands of United States dollars, except where otherwise noted.

27       CAPITAL MANAGEMENT

Aura’s objectives in managing capital are to ensure sufficient liquidity is maintained in order to properly develop and operate its current projects and pursue strategic growth initiatives, to ensure that externally imposed capital requirements related to any debt obligations are complied with, and to provide returns for shareholders and benefits to other stakeholders. In assessing the capital structure of the Company, management includes in its assessment the components of shareholders’ equity and long-term debt. The Company manages its capital structure considering changes in economic conditions, the risk characteristics of the underlying assets, and the Company’s liquidity requirements. To maintain or adjust the capital structure, the Company may be required to issue common shares or debt, repay existing debt, acquire or dispose of assets, or adjust amounts of certain investments.

In order to facilitate management of capital, the Company prepares annual budgets which are updated periodically if changes in the Company’s business are considered to be significant. The Board of Directors of the Company reviews and approves all operating and capital budgets as well as the entering into any material debt obligations, and any material transactions out of the ordinary course of business, including dispositions, acquisitions and other investments or divestitures. In order to maintain or adjust the capital structure, the company may adjust the amount of dividends paid to shareholders, return capital to shareholders, and issue new shares to reduce debt.

On February 26, 2025 and May 5, 2025 Aura’s Board of Directors has declared and approved the payment of dividends for a total of $18.3 million and $29.8 million, respectively. These correspond to $0.25 per share and $0.08 per Brazilian Depositary Receipt (“BDR”) and $0.40 per share and $0.13 per BDR, respectively. The dividends were paid on March 28, 2025 and May 30, 2025 respectively.

28       RELATED PARTY TRANSACTIONS

Key Management Compensation

Total compensation paid to key management personnel (including based salaries, bonuses and other benefits), remuneration of directors and other members of key executive management personnel for the period ended June 30, 2025 and 2024 were $2,718 and $2,981, respectively.

Director’s fees

Management had issued 189,795 deferred stock units (DSUs) to certain directors and former directors of the Company in 2016. The DSUs are recognized at the fair value of the Company shares based on the provisions of the agreements and will be settled in cash. The balance of the DSUs as of June 30, 2025 is $2,197 ($1,216 as of December 31, 2024) and is included as part of Trade and other payables.

34 | Aura Minerals Inc.

Aura Minerals Inc.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

For the three and six months ended June 30, 2025

Expressed in thousands of United States dollars, except where otherwise noted.

Iraja Royalty Payments

As part of the Apoena Mines transaction with Yamana Gold Inc. (“Yamana”), Mineracao Apoena S.A. (“Apoena”) entered into a royalty agreement (the “EPP Royalty Agreement”), dated June 21, 2016, with Serra da Borda Mineracao e Metalurgia S.A. (“SBMM”), Yamana’s wholly-controlled subsidiary. Commencing on and from June 21, 2016, Apoena would pay to SBMM a royalty (the “Royalty”) that is equal to 2.0% of Net Smelter Returns on all gold mined or benefited from Apoena (the “Subject Metals”) sold or deemed to have been sold by or for Apoena.

Effective as at such time as Apoena has paid the Royalty on up to 1,000,000 troy ounces of the Subject Metals, the Royalty shall without the requirement for any further act or formality, reduce to 1.0% of Net Smelter Returns on all Subject Metals sold or deemed to have been sold by or for Apoena.

On October 27, 2017, SBMM entered into an agreement (the “Royalty Swap Agreement”) with Iraja Mineracao Ltda., a company controlled by the same controlling group, a third-party company, for the swap of the EPP Royalty with the RDM Royalty (as defined in the Royalty Swap Agreement) with no change to the terms of the royalty calculation. Aura has incurred expenses of the related royalties of $1,548 in the period ended June 30, 2025 ($909: 2024).

Royalty Agreement for Aura Almas

The Company, through its wholly owned subsidiaries Almas, maintains a royalty agreement with Irajá Mineração Ltda.., a company controlled by the same controlling group of Aura, whereby the subsidiary pays 1.2% of the Net Smelter Returns on all gold mined or sold. Aura has incurred expenses of the related royalties of $6,200 in the period ended June 30, 2025.

Royalty Agreement for Matupá

The Company, through its wholly owned subsidiary Matupá, maintains a royalty agreement with Irajá Mineração Ltda., a company controlled by the same controlling group of Aura, whereby the subsidiary will pay 1.2% of the Net Smelter Returns on all gold mined or sold, from the moment that is declared commercial production. The subsidiary is currently in care and maintenance.

Dividends payable to Northwestern

Northwestern, a company controlled by the Chairman of the Board, is the majority shareholder of Aura with approximately 53.5% ownership as of June 30, 2025 (54.8% as of December 31, 2024).

35 | Aura Minerals Inc.

Aura Minerals Inc.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

For the three and six months ended June 30, 2025

Expressed in thousands of United States dollars, except where otherwise noted.

In the six-month ended June 30, 2025, the Company paid to Northwestern the total amount of $25.7 million of dividends.

Employee withholding taxes payable to the Company

In March 2021, certain key executives exercised stock options and received Company shares, triggering a withholding tax obligation that the Company paid on their behalf, as required by local regulations. The Board authorized reimbursement over a period of up to 18 months (extended to September 2025), with interest at or above the Applicable Federal Rate (AFR). The balance was secured by Company shares valued at 150% of the amount due, with provisions for additional collateral or immediate repayment in the event of employment termination. As of December 31, 2024, the outstanding balance was $3,129, which was fully reimbursed by the executive in June 2025.

29       SEGMENT INFORMATION

The reportable operating segments have been identified as the Minosa Mine, Apoena Mine, the Aranzazu Mine, Almas Mine, and Borborema Project. The Company manages its business, including the allocation of resources and assessment of performance, on a project-by-project basis, except where the Company’s projects are substantially connected and share resources and administrative functions. The segments presented reflect the way in which the Company’s management reviews its business performance. Operating segments are reported in a manner consistent with the internal reporting provided to executive management who act as the chief operating decision makers. Executive management is responsible for allocating resources and assessing the performance of the operating segments.

During the period ended March 31, 2025, the Borborema Project was included as a reportable operating segment, as it became a distinct area of focus subject to regular review by Chief Operating Decision Maker (CODM). Additionally, the Projects and Corporate segments, which were previously reported separately, no longer meet the criteria for reportable segments. Accordingly, comparative information has been recast to reflect this change and are now presented as part of non-reportable segments.

36 | Aura Minerals Inc.

Aura Minerals Inc.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

For the three and six months ended June 30, 2025

Expressed in thousands of United States dollars, except where otherwise noted.

For the periods ended June 30, 2025 and 2024, segment information is as follows:

	Reportable segments
For the period ended June 30, 2025	Minosa Mine	Apoena Mine	Aranzazu Mine	Almas Mine	Borborema Project	Total reportable segments	All other segments	Total
Revenue	103,838	53,064	112,770	78,878	3,690	352,240	—	352,240
Cost of goods sold, except depletion and amortization	(41,150)	(21,155)	(48,564)	(29,078)	(1,114)	(141,061)	—	(141,061)
Depletion and amortization	(2,382)	(8,219)	(12,739)	(5,472)	—	(28,812)	—	(28,812)
Gross profit	60,306	23,690	51,467	44,328	2,576	182,367	—	182,367

General and administrative expenses	(2,301)	(2,237)	(3,290)	(2,278)	(294)	(10,400)	(10,520)	(20,920)
Exploration expenses	(500)	(186)	(1,503)	(660)	(70)	(2,919)	(171)	(3,090)
Operating income/(loss)	57,505	21,267	46,674	41,390	2,212	169,048	(10,691)	158,357

Finance income/(expense)	(1,952)	(5,947)	(2,595)	(1,014)	(7,374)	(18,882)	(150,506)	(169,388)
Interest in loans and debentures	(802)	(2,186)	(1,201)	(7,174)	(490)	(11,853)	—	(11,853)
Other (expense) income	9	113	(1,102)	(26)	15	(991)	298	(693)
Income/(Loss) before income taxes	54,760	13,247	41,776	33,176	(5,637)	137,322	(160,899)	(23,577)

Current tax	(14,385)	(1,525)	(19,466)	(13,099)	—	(48,475)	(1,890)	(50,365)
Deferred tax	742	1,656	(449)	7,116	(851)	8,214	626	8,840
Income taxes	(13,643)	131	(19,915)	(5,983)	(851)	(40,261)	(1,264)	(41,525)
(Loss) / Profit for the year	41,117	13,378	21,861	27,193	(6,488)	97,061	(162,163)	(65,102)

Property, plant and equipment	63,427	67,411	129,409	150,177	243,841	654,265	108,301	762,566
Total assets	95,591	203,919	371,786	347,036	136,179	1,154,511	11,412	1,165,923
Total liabilities	78,012	140,642	105,819	253,469	158,749	736,691	289,468	1,026,159
Purchase of property, plant and equipment	3,171	14,137	14,416	9,787	54,728	96,239	5,027	101,266

(1) Non Reportable segments are composed by Matupá, Tolda Fria, Carajás and Cerro Blanco Projects and Corporate.

37 | Aura Minerals Inc.

Aura Minerals Inc.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

For the three and six months ended June 30, 2025

Expressed in thousands of United States dollars, except where otherwise noted.

	Reportable segments
For the period ended June 30, 2024	Minosa Mine	Apoena Mine	Aranzazu Mine	Almas Mine	Borborema Project	Total reportable segments	All other segments	Total
Revenue	79,609	44,999	93,402	48,479	—	266,489	—	266,489
Cost of goods sold, except depletion and amortization	(44,421)	(19,862)	(46,890)	(26,436)	—	(137,609)	—	(137,609)
Depletion and amortization	(2,792)	(11,887)	(11,240)	(4,972)	—	(30,891)	—	(30,891)
Gross profit	32,396	13,250	35,272	17,071	—	97,989	—	97,989

General and administrative expenses	(2,391)	(1,427)	(2,244)	(1,997)	(331)	(8,390)	(6,624)	(15,014)
Care-and-maintenance expenses	—	(578)	—	—	—	(578)	(218)	(796)
Exploration expenses	(1)	(170)	(2,766)	—	(56)	(2,993)	(1,900)	(4,893)
Operating income/(loss)	30,004	11,075	30,262	15,074	(387)	86,028	(8,742)	77,286

Finance income/(expense)	(2,789)	(3,452)	351	(1,162)	(17,844)	(24,896)	(45,963)	(70,859)
Interest in loans and debentures	(1,047)	(2,988)	(1,099)	(3,325)	121	(8,338)	—	(8,338)
Other (expense) income	(590)	90	(927)	(19)	(1)	(1,447)	854	(593)
Income/ (Loss) before income taxes	25,578	4,725	28,587	10,568	(18,111)	51,347	(53,851)	(2,504)

Current tax	(8,508)	(1,882)	(12,291)	(2,074)	—	(24,755)	—	(24,755)
Deferred tax	(235)	(1,625)	1,061	(6,243)	—	(7,042)	(691)	(7,733)
Income taxes	(8,743)	(3,507)	(11,230)	(8,317)	—	(31,797)	(691)	(32,488)
(Loss) / Profit for the year	16,835	1,218	17,357	2,251	(18,111)	19,550	(54,542)	(34,992)

Property, plant and equipment	55,543	73,842	123,463	145,464	93,700	492,012	24,730	516,742
Total assets	70,437	179,757	299,020	162,648	179,680	891,542	(9,560)	881,982
Total liabilities	83,603	150,019	60,369	113,254	140,406	547,651	86,125	633,776
Purchase of property, plant and equipment	2,069	2,720	13,047	5,506	29,936	53,278	—	53,278

(1) Non Reportable segments are composed by Matupá, Tolda Fria, Carajás and Cerro Blanco Projects and Corporate.

30       COMMITMENTS AND CONTINGENCIES

a)       Operating leases commitments

The Company has the following commitments for future minimum payments under operating leases:

2025
Within 1 year	12,454
2 years	5,739
3 years	5,039
4 years	805
Over 5 years	42
Total	24,079

38 | Aura Minerals Inc.

Aura Minerals Inc.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

For the three and six months ended June 30, 2025

Expressed in thousands of United States dollars, except where otherwise noted.

b)       Contingencies

Certain conditions may exist as of the date of these financial statements which may result in a loss to the Company in the future when certain events occur or fail to occur. The Company assesses at each reporting date its loss contingencies related to ongoing legal proceedings by evaluating the likelihood of such proceedings, as well as the amounts claimed or expected to be claimed. Included in other provisions as of June 30, 2025, is a provision of $5,429 ($3,284 as of December 31, 2024) for loss contingencies related to ongoing legal claims.

31       INCOME/(LOSS) PER SHARE

Basic income per share is calculated by dividing the income attributable to owners of the Company by the weighted average number of ordinary shares outstanding during the year.

Diluted income per share is calculated using the “treasury stock method” in assessing the dilution impact of convertible instruments until maturity. The treasury stock method assumes that all convertible instruments until maturity have been converted in determining fully diluted profit per share if they are in-the-money, except where such conversion would be anti-dilutive. In the event of a share consolidation or share division, the calculation of basic and diluted loss per share is adjusted retrospectively for all periods presented.

The following table summarizes activity for the three and six months period ended June 30, 2025 and 2024:

	For the three months ended June 30, 2025	For the three months ended June 30, 2024	For the six months ended June 30, 2025	For the six months ended June 30, 2024
Profit/(loss) for the period	8,147	(25,775)	(65,102)	(34,992)

Weighted average number of shares outstanding - basic	74,328,457	72,342,498	73,771,206	72,290,638
Weighted average number of shares outstanding - diluted	75,199,163	72,342,498	73,771,206	72,790,638

Total profit/(loss) per share - basic	0.11	(0.36)	(0.88)	(0.48)
Total profit/(loss) per share - diluted	0.11	(0.36)	(0.88)	(0.48)

39 | Aura Minerals Inc.

Aura Minerals Inc.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

For the three and six months ended June 30, 2025

Expressed in thousands of United States dollars, except where otherwise noted.

32       SUBSEQUENT EVENTS

U.S. Initial Public Offering

On July 17, 2025, the Company closed its U.S. Initial Public Offering (“IPO”) of 8,100,510 common shares at a public offering price of US$24.25 per share. The registration statement on Form F-1 relating to the offering was declared effective by the U.S. Securities and Exchange Commission on July 15, 2025. The Company’s common shares began trading on the Nasdaq Global Select Market under the ticker symbol “AUGO” on July 16, 2025.

In connection with the offering, the Company granted the underwriters a 30-day option to purchase up to an additional 1,215,077 common shares at the public offering price, less underwriting discounts and commissions. The Company has been notified that the underwriters intend to exercise this option.

40 | Aura Minerals Inc.